UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE






						September 3, 2004

via U.S. mail

Mr. Peter Banysch
President
Western Exploration
8400 East Crescent Pkwy #600
Greenwood Village, Colorado 90111


      Re:  	Western Exploration Inc.
		Form SB-2
		Dated August 11, 2004

Dear Mr. Banysch:

      We have reviewed your filing and have the following comments.
Our review of your filing was limited to the areas identified in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Auditors` Report
1. Please revise to indicate that the audit was conducted in accordance with standards of the Public Company Accounting Oversight
Board (United States).
Auditor`s Consent
2. You have provided a consent covering the financial statements for
Universal Flirts, Corp., rather than a consent covering the registrant`s financial statement. Please revise, accordingly.

Engineering Comments

General
3. In general, refrain from using the term "resource" or "mineral resource" or "mineralized material." Use the term "limestone
material(s)" as a replacement.   Revise your disclosure
accordingly.
4. You cite the names of two geologists. Provide as an exhibit, a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.
5. In several places in your document, you cite tonnage figures in the billions of limestone. Refrain from disclosing estimates that are not supported by three-dimensional sampling data, and do not rely on geologic inference. Industry Guide 7 does not allow the disclosure of raw estimates of limestone materials, or quantity projections of what you think may exist in a certain location. Until you have an economic model that allows you to estimate that you can establish a commercially viable quarrying operation at certain capacity, cost and market specifications, refrain from predictions of what it takes to establish a commercial operation. Revise your disclosure accordingly.
6. Refrain from providing duplicating disclosure anywhere in the document, particularly in the geologic descriptions.
7. For your information, before you can designate any "reserve" quantities that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity that you can make a profit after all expenses including return of capital. This generally requires industrial mineral companies to develop a feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have a successfully marketed your material.

Description of Business, page 21
8. In this section, you discuss various markets but never address your potential competitive advantages comparing location, market
segment or quality of product.   Assuming you have the
information,
addressing these items rather than providing discourse on general market elements; your disclosure will be more meaningful and less confusing to investors. Minimize lengthy, speculative discourses on potential markets. Focus on and disclose what you know; while admitting what you don`t know but plan to find out.
9. Insert a small-scale map showing the location and access to your property. Also indicate the location of potential markets, competitors, and transportation facilities. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the staff for our review.

Agriculture Project Growth, page 10
10. In the fourth paragraph of this section and the title of the next subsection on this page, revise "market program" to "market evaluation."

Phase I, page 10
11. In the first paragraph of this section, indicate that this limestone deposits is "potentially" very large. Revise accordingly.
Either supplementally furnish evidence that your limestone deposits is the "largest undeveloped limestone deposit" in the lower
Mainland
region of British Columbia, or revise you disclosure.


Phase IV, page 12
12. In reference to your discussion of a "scoping" study, considering general mining terminology, a scoping study only provides a very preliminary cost estimate. Indicate that at this stage, you will still only have a very preliminary idea of what the production costs might be. Disclose the difference between a scoping study and preliminary and final feasibility studies, and how this studies fit into your plans, particularly how these mining terms relate to your term "business plan" at the bottom of this section.
13. Provide a discussion concerning any commercially viable industrial mineral operations dependence on your ability to obtain contracts to supply various customers.

Geology of the Mount McGuire Claims, page 13

14. Industry Guide 7 calls for "brief" descriptions of geology.
Revise accordingly.
Closing Comments

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact April Sifford at (202) 942-2983 if you have questions regarding the first two comments of this letter. You may contact Roger Baer at (202) 942-2965 if you have questions regarding the engineering comments and related matters. For all other disclosure questions, please contact Carrie Darling at (202) 942-2972, or in her absence, you may contact the undersigned at (202) 942-1870.


								Sincerely,



								H. Roger Schwall
								Assistant Director






cc:	via facsimile
	Gregg E. Jaclin, Esq.
	Anslow & Jaclin, LLP
	(732) 577-1188



      Roger Baer
      Carrie Darling
      Barry Stem
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Western Exploration
8400 East Crescent Pkwy #600
Greenwood Village, Colorado 90111
page 6